



17004637

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2017

FACING PAGE   Washington DC

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SEC FILE NUMBER
8-067726

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Partners Securities LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Six Landmark Square, 3rd Floor

(No. and Street)

Stamford   Connecticut   06901
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Earl V. Hedin, 203-569-1919

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Becher, Della Torre, Gitto & Company, CPAs

(Name – *if individual, state last, first, middle name*)

76 N. Walnut St.   Ridgewood, NJ 07450
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Earl V. Hedin _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hudson Partners Securities LLC
_____

of December 31 _____ , 20 16 , are true and correct. I further swear or affirm that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

ROBIN ZELESNICK
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 12/31/2020

_____
Notary Public

_____
Signature

Earl V. Hedin, FINOP
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hudson Partners Securities LLC

Report on Audit of Statement of Financial Condition
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2016

Hudson Partners Securities LLC

Contents
December 31, 2016

Report of Independent Registered Public Accounting Firm   1

Financial Statement

Statement of Financial Condition   2

Notes to Financial Statement   3-5



BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Hudson Partners Securities LLC:

We have audited the accompanying statement of financial condition of Hudson Partners Securities LLC (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
February 18, 2017

Hudson Partners Securities LLC

Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	21,691
Accounts receivable		17,183
Prepaid expenses		6,040
Total assets	$	44,914

Liabilities and Member's Equity

Liabilities - accounts payable and accrued expenses	$	1,078
Member's equity		43,836
Total liabilities and member's equity	$	44,914

See accompanying notes to financial statement.

Hudson Partners Securities LLC

Notes to Financial Statement
December 31, 2016

1. Organization and Business

Hudson Partners Securities LLC (the "Company"), a Connecticut limited liability company, was formed on April 23, 2007 and commenced operations on March 12, 2008. The Company is a wholly owned subsidiary of Hudson Partners Group LLC (the "Parent Company"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). It maintains its main branch office in the state of Connecticut. In addition, the Company is registered in several other states.

2. Summary of Significant Accounting Policies

The financial statement of the Company has been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") has become the exclusive reference of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. The following is a summary of significant accounting policies used in preparing the financial statement:

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, to be cash equivalents.

Accounts Receivable and Other Receivables

Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Income Taxes

No provision for federal or state income taxes has been made in the accompanying financial statement since such liabilities, if any, are the responsibility of the Company's sole member.

Hudson Partners Securities LLC

Notes to Financial Statement
December 31, 2016

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The authoritative guidance issued by FASB requires management to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded on the statement of operations. The Parent Company files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. In the normal course of business, the Parent Company is subject to examination by federal, state and local jurisdictions, where applicable. The earliest tax year that is subject to examination under the statute of limitations is 2013 for state and federal jurisdictions. As of December 31, 2016, the Parent Company did not have any unrecognized tax liabilities.

3. Related Party Transactions

The Company has entered into a fee/expense sharing agreement with the Parent Company, under which the Company does not pay directly for any compensation, rent, accounting, travel or general office expenses. In exchange for paying these expenses, the Parent Company receives a monthly fee of $1,000 plus 90% of the gross revenues less amounts paid to other broker dealers or registered representatives directly by the Company. The Parent Company and other broker dealers are only paid when the fees associated with them are actually received by the Company. At December 31, 2016, accounts payable and accrued expenses on the statement of financial condition includes a Parent Company fee sharing accrual of $0.

4. Concentration of Credit Risk

The Company's cash and cash equivalent balances, maintained at a financial institution, may at times be in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of the institution in order to keep the potential risk to a minimum.

Hudson Partners Securities LLC

Notes to Financial Statement
December 31, 2016

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $20,613, which was $15,613 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1.

6. Subsequent Events

The Company's management has evaluated the period from January 1, 2017 to February 18, 2017, the date the financial statement was available to be issued, for subsequent events requiring recognition or disclosure in the financial statement. No material subsequent events were identified.